SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                             THE LIBERTY CORPORATION
                              ---------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   530370-10-5
                                   -----------
                                 (CUSIP Number)

                                 ANTHONY PAGANO
                              ROYAL BANK OF CANADA
                                 LAW DEPARTMENT
                          ROYAL TRUST TOWER, 6TH FLOOR
                              77 KING STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5K 1K5
                            Telephone: (416) 955-5967
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 30, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               Page 1 of 14 pages


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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 2 of 14 pages
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1.     NAME OF REPORTING PERSON:                          Royal Bank of Canada
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [x]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS:
       Not applicable
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION:                             Canada
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             NUMBER OF             7.       SOLE VOTING POWER:
                                            0
                                   --------------------------------------------
        SHARES BENEFICIALLY        8.       SHARED VOTING POWER:
                                            4,352,517 *
                                   --------------------------------------------
           OWNED BY EACH           9.       SOLE DISPOSITIVE POWER:
             REPORTING                      0
                                   --------------------------------------------
            PERSON WITH            10.      SHARED DISPOSITIVE POWER:
                                            3,917,265 *
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:                                          4,352,517 *
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): (approx.) 22.31% *
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14.      TYPE OF REPORTING PERSON:                                           BK
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------------------------

* The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.


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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 3 of 14 pages
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This statement is filed by Royal Bank of Canada ("Royal Bank"), with the U.S.
Securities and Exchange Commission on July 10, 2000.

ITEM 1.               SECURITY AND ISSUER.

                      This Statement relates to the common stock, no par value (the "Shares"), of The Liberty Corporation (the "Company"). The Company's principal executive offices are located at 2000 Wade Hampton Blvd., Greenville, South Carolina 29615.

ITEM 2.               IDENTITY AND BACKGROUND.

                      This Statement is filed by Royal Bank, a Canadian commercial bank. Royal Bank has a principal place of business and principal office at 200 Bay Street, Toronto, Ontario, Canada M5J 2J5. For information required by Instruction C to Schedule 13D with respect to Royal Bank, reference is made to Schedule I annexed hereto and incorporated herein by reference.

                      Neither Royal Bank, nor, to the best of Royal Bank's knowledge, any of the persons listed on Schedule I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                      Certain shareholders (the "Shareholders"; each Shareholder being identified on Schedule II hereto) of the Company have entered into Shareholder Voting Agreements (described in Item 6 of this Schedule 13D and attached hereto as Exhibits A-1 through A-9) with respect to certain Shares beneficially owned by such Shareholders. No Shares were purchased by Royal Bank pursuant to the Shareholder Voting Agreements and thus no funds were used for such purpose.

ITEM 4.               PURPOSE OF THE TRANSACTION.

                      Pursuant to the Purchase Agreement, dated June 19, 2000, between Royal Bank and the Company, a copy of which is attached as Exhibit B hereto (the "Purchase Agreement") and


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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 4 of 14 pages
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                      subject to the terms and conditions therein, Royal Bank
                      has agreed to purchase all of the outstanding shares of five wholly-owned subsidiaries of the Company along with certain intellectual property (the "Acquisition").

                      The five subsidiaries of the Company which are to be sold to Royal Bank are: Liberty Life Insurance, a South Carolina corporation; Liberty Insurance Services Corporation, a South Carolina corporation; Liberty Marketing Services Corporation, a South Carolina corporation; Liberty Capital Advisors Inc., a South Carolina corporation; and LC Insurance Limited, a Bermuda corporation.

                      Except as described in the Purchase Agreement and in this
                      Item 4, neither Royal Bank nor, to the best of Royal Bank's knowledge, any of the persons listed in Schedule I hereto has any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
                      (iv) any change in the board of directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) or a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"), nor does Royal Bank have any plans or proposals which relate or would result in any action similar to any of those in clauses (i) to (ix).

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Shareholder Voting Agreements, Royal Bank may be deemed to have beneficial ownership of an aggregate of 4,352,517 Shares, which constitutes approximately 22.31% of the outstanding shares of voting stock of the Company on a fully-diluted basis. Reference is made to the information set forth in each Schedule A to each Shareholder Voting Agreement, which is incorporated herein by reference.


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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 5 of 14 pages
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                      Royal Bank, however, hereby disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that Royal Bank is, for any or all purposes, the beneficial owner of the securities covered by this statement.

                      Other than as provided in the first sentence of this Item 5, neither Royal Bank nor, to the best knowledge of Royal Bank, any of the persons listed on Schedule I hereto, owns or has any right to acquire, directly or indirectly, the Shares.

(b) Except to the extent that it may be deemed to by virtue of the Shareholder Voting Agreements, Royal Bank does not have sole power to vote or direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

                      Royal Bank may be deemed in certain circumstances as more fully described in Item 6 to have the shared power with the Shareholders to vote 4,352,517 Shares and to dispose of 3,917,265 Shares. However, Royal Bank (i) is not entitled to any rights as a shareholder of the Company as to the Shares that are subject to the Shareholder Voting Agreements and (ii) disclaims any beneficial ownership of the Shares which are covered by the Shareholder Voting Agreements. The information required by Item 2 relating to the Shareholders is set forth on Schedule II.

(c) Except pursuant to the Shareholder Voting Agreements, neither Royal Bank nor, to the best of Royal Bank's knowledge, any of the persons listed on Schedule I hereto, has effected any transaction in the Shares during the past 60 days.

(d)                   Not applicable.

(e)                   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                      On June 30, 2000, Royal Bank entered into Shareholder Voting Agreements with each of the Shareholders listed on
                      Schedule II hereto. The following summary of certain provisions of the Shareholder Voting Agreements, which are filed as Exhibits A-1 through A-9 hereto, is qualified in its entirety by reference to the text of the Shareholder Voting Agreements.


                                        5


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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 6 of 14 pages
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                      Pursuant to the Shareholder Voting Agreements, each
                      Shareholder irrevocably and unconditionally agrees that he or she will (a) vote, or cause to be voted, all of the shares of common stock of the Company set forth on Schedule A to such Shareholder's Shareholder Voting Agreement (the "Owned Shares") in favor of the Purchase Agreement and the Acquisition at any meeting or meetings of the Company's shareholders called to vote upon the Purchase Agreement and the Acquisition and (b) will not vote, or cause to be voted, such shares (or otherwise provide a proxy or consent or enter into another voting agreement with respect thereto) in favor of any other Acquisition Proposal (as defined in the Purchase Agreement).

                      Each Shareholder has further agreed that he or she will not, without the prior written consent of Royal Bank, (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Owned Shares, unless he or she receives (i) an irrevocable proxy, in form and substance substantially similar to the provisions of Section 2 of the Shareholder Voting Agreements, to vote such Owned Shares with respect to the Purchase Agreement and the Acquisition and (ii) an agreement identical in all material respects to such Shareholder's Shareholder Voting Agreement executed by the buyer of the Owned Shares the subject thereof, and (b) take any action that would prohibit, prevent or preclude Shareholder from performing its obligations under such Shareholder's Shareholder Voting Agreement. However, in certain circumstances each Shareholder may dispose of up to 10% of such Shareholder's Owned Shares.

                      In addition, subject to certain conditions set forth in the Shareholder Voting Agreement, W. Hayne Hipp has agreed not to take any action that would prevent or otherwise adversely affect the consummation of the Acquisition and the other transactions contemplated by the Purchase Agreement.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

                      Exhibit A-1 through A-9
                               Shareholder Voting Agreements, dated as of June 30, 2000, between Royal Bank and the Shareholders.

                      Exhibit B

                               Purchase Agreement, dated as of June 19, 2000, between the Company and Royal Bank.


                                        6


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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 7 of 14 pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 10, 2000

                                        ROYAL BANK OF CANADA


                                        By: /s/ Peter W. Currie
                                            -----------------------------------
                                            Peter W. Currie
                                            Vice-Chairman and
                                            Chief Financial Officer


                                        7

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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 8 of 14 pages
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                                  EXHIBIT INDEX


Exhibit A-1 through A-9
         Shareholder Voting Agreements, dated as of June 30, 2000, between Royal Bank and the Shareholders.

Exhibit B

         Purchase Agreement, dated as of June 19, 2000, between the Company and Royal Bank.

                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 9 of 14 pages
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                                   SCHEDULE I

                 DIRECTORS AND EXECUTIVE OFFICERS OF Royal Bank


         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Royal Bank. Unless otherwise indicated, the business address of each such person is c/o Royal Bank at 200 Bay Street, Toronto, Ontario, Canada, M5J 2J5 and each such person is a citizen of Canada.

DIRECTORS                   PRESENT PRINCIPAL OCCUPATION

John E. Cleghhorn           Chairman and Chief Executive Officer, Royal Bank of
                            Canada

George A. Cohon             Founder and Senior Chairman, McDonald's Restaurants
McDonald's Place            of Canada Limited
Toronto, Ontario
M3C 3L4 Canada

G.N. (Mel) Cooper           Chairman and Chief Executive Officer, Seacoast
825 Broughton Street        Communications Group Inc.
Victoria, British
Columbia
V8W 1E5 Canada

John T. Ferguson            Chairman of the Board, Princeton Developments Ltd.
Suite 1400
9915-108 Street
Edmonton, Alberta
T5K 2G8 Canada

L. Yves Fortier             Chairman, Ogilvy Renault
1981 McGill College
Avenue
Montreal, Quebec
H3A 3C1 Canada


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                                                   SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 10 of 14 pages
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The Hon. Marie              Senior Partner, Desjardins Ducharme Stein Monast
  Gilberte
Paule Gauthier
Bureau 300
1150 de
  Claire-Fontaine
Quebec, Quebec
G1R 5G4 Canada

J.M. Edward Newall          Chairman of the Board, NOVA Chemicals Corporation
Newall and Associates
#2015 Bankers Hall
855 2nd Street S.W.
Calgary, Alberta
T2P 4J7, Canada

David P. O'Brien            Chairman, President and Chief Executive
1800 Bankers Hall           Officer,Canadian Pacific Limited
  East,
855-2nd St. SW
Calgary, Alberta
T2P 4Z5, Canada

Robert B. Peterson          Chairman, President and Chief Executive Officer,
111 St. Clair Avenue        Imperial Oil Limited
  West
Toronto, Ontario
M5W 1K3 Canada

Hartley T. Richardson       President and Chief Executive Officer, James
Richardson Building         Richardson & Sons, Limited
30th Floor
One Lombard Place
Winnipeg, Manitoba
R3B 0Y1 Canada

Kenneth C. Rowe             Chairman and Chief Executive Officer, I.M.P. Group
Suite 400                   International Inc.
2651 Dutch Village
  Road
Halifax, Nova Scotia
B3L 4T1 Canada

Joseph Guy                  Chairman of the Board, SNC-Lavalin Group Inc.
  Saint-Pierre
455 Rene -
  Levesque Blvd. West
Montreal, Quebec
H2Z 1Z3 Canada


                                       10


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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 11 of 14 pages
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Robert T. Stewart           R.T. Stewart & Associates
1600-1095 W. Pender
  Street
Vancouver, British
Columbia
V6E 2M6 Canada

Joao Pedro Reinhard         Executive Vice President and Chief Executive
2030 Dow Center             Officer, The Dow Chemical Company
Midland, Michigan
48674 USA
Citzenship:
Brazil

Allan R. Taylor             Retired Chairman and Chief Executive Officer, Royal
Suite 1835-North Tower      Bank of Canada
Royal Bank Plaza
Toronto, Ontario
M5J 2J5 Canada

Margaret Sheelagh           Chair, President and Chief Executive Officer, EDS
D. Whittaker                Systemhouse Inc.
6th Floor
33 Yonge Street
Toronto, Ontario
M5E 1G4 Canada

Victor L. Young             Chairman and Chief Executive Officer, Fishery
70 O'Leary Avenue           Products International Limited
St. John's,
Newfoundland
A1B 2C7 Canada



EXECUTIVE OFFICERS          PRESENT EMPLOYMENT
------------------          ------------------

John E. Cleghorn            Chairman and Chief Executive Officer

Gordon J. Feeney            Deputy Chairman

Anthony S. Fell             Deputy Chairman
                            Chairman, RBC Dominion Securities Inc.

Peter W. Currie             Vice-Chairman and Chief Financial Officer

Suzanne B. Labarge          Vice-Chairman and Chief Risk Officer

Martin J. Lippert           Vice-Chairman and Chief Information Officer
Citzenship:
United States

W. Reay Mackay              Vice-Chairman, Wealth Management
                            Chairman and Chief Executive Officer, Royal Trust

James T. Rager              Vice-Chairman, Personal & Commercial Banking

Gordon M. Nixon             Deputy Chairman and Chief Executive Officer, RBC
                            Dominion Securities Inc.



                                       11


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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 12 of 14 pages
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W. James Westlake           President and Chief Executive Officer, RBC Insurance
                            Holdings Inc.


                                       12


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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 13 of 14 pages
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                                   SCHEDULE II

         To the knowledge of Royal Bank, the name, business address, title, present principal occupation or employment of each of the Shareholders are as set forth below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. To the knowledge of Royal Bank, none of the persons listed below has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                         Present Principal Occupation
Name and Residence or Business           Including Name and Principal Business
Address                                  of Employer
------------------------------           --------------------------------------

W. Hayne Hipp............................Chairman, Chief Executive Officer,
The Liberty Corporation                  and President, The Liberty
2000 Wade Hampton Blvd.                  Corporation (broadcasting and
Greenville, SC 29615                     insurance)

Anna Kate Hipp...........................Investor
131 Huckleberry Ridge
Greenville, SC 29609

John B. Hipp.............................Regional Director, Juvenile Diabetes
Juvenile Diabetes Association            Association (not-for-profit
235 Peachtree NE                         organization)
Suite 675
Atlanta, GA 30303

Mary Jane Hipp Brock.....................Investor
765 Park Avenue., Apt. 7A
New York, NY 10021

Dorothy G. Leland........................Investor
2707 Bayonne St.
Sullivan's Island, SC 29482

William F. Hipp..........................Fleet Bank (banking)
Fleet Bank
115 Perimeter Center Place NE
Suite 500
Atlanta, GA 30346

Mason A. Goldsmith.......................Attorney, Love, Thornton, Arnold &
Love, Thornton, Arnold & Thomason,       Thomason, P.A. (law firm)
P.A.
410 East Washington St.
Greenville, SC 29601


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                                  SCHEDULE 13D

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CUSIP No.     530370-10-5                                   Page 14 of 14 pages
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Frances M. McCreery......................Investor
3190 Roundwood Rd.
Chagrin Falls, OH 44022
Gail Hipp Cooke..........................Architect
770 Park Avenue, Apt. 10C
New York, NY 10021



                                       14